UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934*

Universal Biosensors, Inc.

(Name of Issuer)

Common Stock, par value US$0.0001

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

Viburnum Funds Pty Ltd
Attention: David St Quintin
31 Carrington Street

Nedlands, Western Australia, Australia, 6009

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Viburnum Funds Pty Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 133,067,016
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 133,067,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,067,016
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.24%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Craig E. Coleman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 134,255,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 134,255,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,255,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Marshall Allen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 133,067,016
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 133,067,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,067,016
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.24%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO.: Not Applicable	SCHEDULE 13D

1	NAME OF REPORTING PERSONS. Anthony Howarth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 133,067,016
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 133,067,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,067,016
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.24%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Preamble

This Amendment No.2 (this “Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed on January 11, 2021, as amended on May 31, 2022 (the “Original Schedule”), by Viburnum Funds Pty Ltd, an Australian proprietary limited company (“Viburnum”), and Messrs. Craig E. Coleman, Marshall Allen and Anthony Howarth, each of whom is sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment is being filed because the ownership percentage reflected in the last amendment to the Original Schedule has increased by greater than 1% as a result of Viburnum being issued Shares in connection with an entitlement offer and underwriting agreement dated April 11, 2024, that it entered into with Universal Biosensors, Inc. (the “Issuer”) in which Viburnum acted as an underwriter to a recent entitlement offer the Issuer made to its Eligible Shareholders (the “Underwriting Agreement”). The Underwriting Agreement is described in further detail in a current report on Form 8-K filed by the Issuer on April 11, 2024.

The relevant Reporting Persons have complied with the Form 4 filing requirements, and the Australian Securities Exchange disclosure requirements in relation to ownership changes as a result of the transactions since the last amendment to the Original Schedule was filed.

Except as specifically amended by this Amendment, items in the Original Schedule are unchanged. Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Schedule.

Item 3.	Source and Amount of Funds or Other Consideration. Item 3 of the Original Schedule is hereby amended and supplemented to include the following paragraphs to the end of the item:

The Shares purchased by Viburnum since the last amendment to the Original Schedule was filed were purchased using investment funds in open market purchases, exercise of stock options, participating in the entitlement offer or as part of the Underwriting Agreement, and those purchases since the last amendment to the Original Schedule was filed are set forth in Appendix A.

The aggregate purchase price of the 133,067,016 Shares managed by Viburnum is approximately A$35,988,061 including brokerage commissions (but excluding the total exercise price of A$12,314,198 required to exercise the 46,978,991 stock options held).

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Amendment is incorporated herein by reference. Item 4 of the Original Schedule is hereby amended and supplemented to include the following sentence to the end of the item:

The Reporting Persons’ purchases of the Shares since the last amendment to the Original Schedule was filed were based on the Reporting Persons’ belief that the Shares, either when purchased in the open market or when the Underwriting Agreement was signed, were undervalued and represented an attractive investment opportunity.

Item 5.	Interest in Securities of the Issuer.

The information set forth in the cover pages and Item 3 of this Amendment is incorporated herein by reference. Item 5 of the Original Schedule is deleted in its entirety and replaced with the following:

Viburnum, as the sole manager, may be deemed to beneficially own 133,067,016 Shares. As the sole manager, Viburnum shares voting and dispositive power over, and may be deemed to beneficially own, the Shares held by the underlying entities and portfolios it manages. The 133,067,016 Shares managed by Viburnum represent approximately 32.24% of the Issuer’s issued and outstanding shares of common stock based on 412,794,670 Shares outstanding (inclusive of 114,727,235 of outstanding stock options and performance rights) as of May 1, 2024.

Each of Craig E. Coleman, Marshall Allen and Anthony Howarth share voting and dispositive power over, and may be deemed to beneficially own all of the 133,067,016 Shares, due to each of the foregoing individuals serving as a director of Viburnum. Each of Messrs. Coleman, Allen and Howarth disclaims beneficial ownership over the Shares managed by Viburnum. Included in the total number of Shares are an aggregate of 46,978,991 Shares underlying stock options held by Viburnum, which are exercisable at any time, and which were received by Viburnum as part of the entitlement offer and as compensation for entering into the Underwriting Agreements dated April 19, 2022 and April 11, 2024, respectively.

In addition to the 133,067,016 Shares managed by Viburnum, Mr. Coleman may be deemed to beneficially own 1,187,984 additional Shares (inclusive of 217,182 stock options) as a result of serving as a trustee of the Coleman Super Fund, of which Mr. Coleman is a potential beneficiary. No other Reporting Person may be deemed to beneficially own, or share voting and dispositive power over, the additional shares owned by the Coleman Super Fund.

For a complete list of transactions involving the Shares that were effected since the last amendment to the Original Schedule, please see Appendix A, which is incorporated herein by reference.

No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: May 3, 2024

VIBURNUM FUNDS PTY LTD

	By:	/s/ David St. Quintin
	Name:	David St. Quintin
	Title:	Company Secretary

	By:	/s/ Craig E. Coleman
	Name:	CRAIG E. COLEMAN

	By:	/s/ Marshall Allen
	Name:	MARSHALL ALLEN

	By:	/s/ Anthony Howarth
	Name:	ANTHONY HOWARTH

Appendix A

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSON SINCE THE LAST SECTION 13D FILING

The following table sets forth all transactions with respect to the Common Shares effected since the last amendment to the Original Schedule was filed by any of the Reporting Persons. Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Reporting Person	Date of Transaction	Shares Purchased (Sold)		Price per Share ($)
Viburnum	March 25, 2024	1,000,000	(1)	$0.200
Viburnum	May 1, 2024	13,709,631	(2)	$0.150
Viburnum	May 1, 2024	15,579,793	(3)	$0.150

Craig Coleman	June 9, 2022	25,000		$0.380
Craig Coleman	August 17, 2022	200,000		$0.280
Craig Coleman	November 11, 2022	50,000		$0.250
Craig Coleman	November 15, 2022	82,152		$0.240
Craig Coleman	November 16, 2022	17,848		$0.240
Craig Coleman	September 9, 2023	100,000		$0.220
Craig Coleman	May 1, 2024	217,182	(2)	$0.150

(1)	Shares purchased via conversion of options
(2)	Shares purchased in entitlement offer
(3)	Shares purchased via underwriting agreement to entitlement offer